UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Kendall Handler Executive Vice President & Chief Legal Officer IAC/InterActiveCorp 555 West 18th Street New York, NY 10011 Telephone: (212) 314-7300 Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON IAC/InterActiveCorp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,533,902 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 63,533,902 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,533,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Reflects shares of Common Stock beneficially owned by IAC/InterActiveCorp (“IAC”).

(2)	Percentage calculated on the basis of 468,959,843 shares of common stock, par value $0.01, of MGM Resorts International (“Common Stock”) issued and outstanding as of November 1, 2021 (based upon information contained in the MGM Resorts International’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021) less 4,500,000 shares of Common Stock repurchased by MGM Resorts International on February 14, 2022.

This statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D relating to the shares of common stock, $0.01 par value (the “Shares”), of MGM Resorts International (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2020 (as amended by Amendment Nos. 1 and 2 filed with the SEC on August 20, 2020 and January 11, 2021, respectively (the “Schedule 13D”).  The purpose of this Amendment No. 3 is to report an increase in the number of Shares held by the Reporting Person. Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

On February 14, 2022, the Reporting Person purchased 4,500,000 Shares in a block trade with cash on hand at a per Share price of $45.00 and for a aggregate purchase price of $202,500,000 (the “February 2022 Block Trade”).

ITEM 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended by replacing the first paragraph with the following:

As of the close of business on the date of Amendment No. 3, the Reporting Person has beneficial ownership of 63,533,902 Shares constituting approximately 13.7% of the Shares outstanding.

Item 5(a) is hereby amended by replacing the final paragraph with the following:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 468,959,843 Shares issued and outstanding (the total number of Shares issued and outstanding as of November 1, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the SEC on November 3, 2021) less 4,500,000 Shares repurchased by the Issuer on February 14, 2022.

Item 5(c) is hereby amended and supplemented by adding the following paragraph at the end of such Item and subsection:

Except for the February 14, 2022 Block Trade, there have been no transactions by the Reporting Person in the Shares during the past 60 days prior to Amendment No. 3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2022

IAC/InterActiveCorp

By:	/s/ Kendall Handler
Name:	Kendall Handler
Title:	Executive Vice President & Chief Legal Officer